We chose Wefunder because, unlike most other equity crowdfunding platforms, they do not charge any fees to investors. You won't be asked to transfer funds until we have filed Form C with the SEC (because we are targeting unaccredited investors as well as accredited investors), but when that happens you can avoid any platform fees by completing the welcome sequence when creating your account (www.wefunder.com/welcome) and transferring funds via ACH bank account (US banks only) or a wire. Thanks, Matt

Wefunder Inc. runs **wefunder.com** and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of **wefunder.com** where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of **wefunder.com** where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

DIYSE -the Do-It-Yourself Stock Exchange is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

